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                                                                Exhibit 99(a)(9)


     MENTOR GRAPHICS REITERATES ITS COMMITMENT TO TRANSACTION IN RESPONDING TO
                  QUICKTURN'S REJECTION OF ITS $12.125 PER SHARE
                                   ALL-CASH OFFER


WILSONVILLE, ORE., AUGUST 24, 1998 -- Dr. Walden C. Rhines, President and Chief Executive Officer of Mentor Graphics Corporation (Nasdaq: MENT), said today that the actions taken by the board of Quickturn Design Systems, Inc. (Nasdaq: QKTN) in rejecting Mentor's all-cash, premium, fully financed offer are "deplorable and not in the best interests of Quickturn stockholders." Dr. Rhines reiterated Mentor's commitment to completing the proposed transaction.

"We believe that Quickturn's rejection of our $12.125 per share all-cash offer is unjustifiable in light of the 51.6 percent premium that offer represents over Quickturn's closing share price the day before our offer was announced," Dr. Rhines said. "The $12.125 per share price is also approximately forty times First Call consensus estimates for Quickturn in 1999. Nevertheless, we are fully committed to our offer, which we believe provides significant value to the stockholders and customers of both companies.

"The claim by Quickturn President and CEO Keith R. Lobo that Mentor's offer comes at a 'moment of weakness' for Quickturn's stock price is hardly credible. The facts are that this so-called moment of weakness has lasted for six months. Quickturn's stock has languished since February of this year as Quickturn's management has failed to develop and execute a value-enhancing business plan.

"Moreover, if Mr. Lobo honestly believes this is only a 'moment of weakness,' why did Quickturn reprice 1.546 million stock options in June of this year to $7.44 per share?"It would appear, in short, that the actions of Quickturn in response to our offer--including the rejection of that offer, and the amendments to the Quickturn by-laws with regard to the company's special stockholders meeting and 'poison pill'-- are unreasonable and serve to entrench management rather than deliver value to Quickturn stockholders."

Dr. Rhines said: "The strategic fit of Mentor Graphics, with its primary focus on the software side of electronic design automation (EDA), and Quickturn, the market leader in system-level hardware emulation solutions, is compelling. That strategic fit, and the resulting ability to provide our respective semiconductor and systems customers throughout the world with the industry's broadest range of software and hardware solutions, is what this transaction is about. This transaction is NOT just about resolving the ongoing patent litigation between the two companies. We would pursue this strategic combination even if this litigation didn't exist.

                                       (more)


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"For these reasons, we intend to take all actions necessary to remove the obstacles to consideration of our offer so Quickturn stockholders can realize the benefits of our offer as quickly as possible," Dr. Rhines concluded.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on September 9, 1998, unless extended. As previously indicated, the offer is subject to terms and conditions including a majority of outstanding Quickturn shares being validly tendered and not withdrawn; redemption or removal of Quickturn's shareholder rights plan; the inapplicability of the Delaware business combination statute; and the expiration or termination of the Hart-Scott-Rodino waiting period. The Offer to Purchase and ancillary documents are available on a Mentor Graphics World Wide Web site at http://www.mentorg.com/file.

This news release does not constitute an offer to purchase any securities, nor a solicitation of a proxy, consent, authorization or agent designation with respect to a meeting of the Quickturn stockholders. The tender offer and the agent designation solicitation are being made pursuant to separate materials in compliance with the requirements of applicable federal and state law.

Mentor Graphics' financial advisor with regard to the transaction is Salomon Smith Barney. MacKenzie Partners, Inc. is acting as Information Agent for the Offer and as solicitor for the agent designation solicitation, and can be reached by collect call at 212-929-5500 or, toll-free, at 800-322-2885.

               Contacts: Anne M. Wagner                     Gregory K. Hinckley
                         Vice President, Marketing          COO and CFO
                         503-685-1462                       503-685-4833

                         Dennis Weldon                      Roy Winnick
                         Treasurer                          Kekst and Company
                         503-685-1462                       212-521-4842